February 2012 Pricing Sheet dated February 15, 2012 relating to Preliminary Terms No. 61 dated January 26, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
S T R U C T U R E D I N V E S T M E N T S
Opportunities in U.S. Equities
Market-Linked Notes due February 21, 2018
Based on the Value of the Dow Jones Industrial AverageSM
PRICING TERMS – FEBRUARY 15, 2012
Issuer:	Morgan Stanley
Issue price:	$10 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$10,533,560
Pricing date:	February 15, 2012
Original issue date:	February 21, 2012 (3 business days after the pricing date)
Maturity date:	February 21, 2018
Interest:	None
Underlying index:	Dow Jones Industrial AverageSM
Payment at maturity:	The payment due at maturity per $10 stated principal amount will equal: $10 + supplemental redemption amount, subject to the minimum payment at maturity.
Supplemental redemption amount:	(i) $10 times (ii) the index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.50 per note
Participation rate:	100%
Minimum payment at maturity:	$10.50 per note (105% of the stated principal amount)
Maximum payment at maturity:	None
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	12,780.95, which is the index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	February 15, 2018, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61760T439
ISIN:	US61760T4397
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per note	$10	$0.35	$9.65
Total	$10,533,560	$368,674.60	$10,164,885.40
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $9.90 per note.  Please see “Syndicate Information” on page 7 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.35 for each note they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

The Dow Jones Industrial Average is a product of Dow Jones Indexes, the marketing name and a licensed trademark of CME Group Index Services LLC (“CME Indexes”) and has been licensed for use. “Dow Jones”, “Dow Jones Industrial Average”, “Dow Jones Indexes” and “DJIA” are service marks of Dow Jones Trademark Holdings LLC (“Dow Jones”) and have been licensed for use for certain purposes by Morgan Stanley. The notes are not sponsored, endorsed, sold or promoted by Dow Jones, CME Indexes or their respective affiliates, and Dow Jones, CME Indexes and their respective affiliates make no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 61 dated January 26, 2012
Product Supplement for Equity-Linked Notes dated November 21, 2011
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.